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SECURITIES   ~~~~~ION

ANNUAL A~~~ 03013055   T
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49629

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 01/01/02 _____ AND ENDING _____ 12/31/02 __

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ROSENTHAL COLLINS SECURITIES, L.L.C.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 WEST JACKSON BLVD., THIRD FLOOR

(No. and Street)

CHICAGO,   **ILLINOIS**   **60606**

(City)   (State)   (Zip Code)

SEC MAIL RECEIVED MAR 0 5 2003 WASH. D.C. SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS J. WALL   **(312) 795-7632**

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ryan & Juraska, Certified Public Accountants

(Name - if individual, state last, first, middle name)

141 West Jackson Boulevard   **Chicago**   **Illinois**   **60604**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
 [X] Certified Public Accountant
 [ ] Public Accountant
 [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

MAR 2 1 2003

ROSENTHAL COLLINS SECURITIES, L.L.C.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES PURSUANT TO
SEC. RULE 17a-5 (d)
For the year ended December 31, 2002

OATH OR AFFIRMATION

I, _____THOMAS J. WALL_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __ROSENTHAL COLLINS SECURITIES, L.L.C.__ , as of _December 31, 2002_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____
Signature

_____
PRESIDENT
Title

_____
Notary Public

This report** contains (check all applicable boxes):
[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 3520
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL: (312) 922-0062
FAX: (312) 922-0672

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Members of Rosenthal Collins Securities, L.L.C.:

We have audited the accompanying statement of financial condition of Rosenthal Collins Securities, L.L.C., as of December 31, 2002, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rosenthal Collins Securities, L.L.C. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 (d) of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Chicago, Illinois
February 27, 2003

ROSENTHAL COLLINS SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and equivalents	$	451,985
Receivables from brokers - dealers		87,202
Receivables from associated persons and affiliates		22,092
Prepaid expenses and other		4,983
Office equipment net of accumulated depreciation of $45,879		5,274
Total assets	$	571,536

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	40,515
Commissions payable		39,334
		79,849
Total liabilities		
Members' equity		491,687
Total liabilities and members' equity	$	571,536

The accompanying notes are an integral part of these financial statements.

ROSENTHAL COLLINS SECURITIES, L.L.C.

STATEMENT OF OPERATIONS

For the period ended December 31, 2002

Revenues:		
Commission revenue	$	285,224
Interest income		11,695
Other income		288,278
		585,197
Expenses:		
Clearing and execution charges		110,000
Commissions		197,558
Regulatory registration fees		17,356
Depreciation expense		6,509
Quotation and telephone		66,927
Professional fees		28,077
Payroll and related expenses		335,431
Other operating expenses		28,622
		790,480
Net loss	$	(205,283)

The accompanying notes are an integral part of these financial statements.

ROSENTHAL COLLINS SECURITIES, L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the period ended December 31, 2002

Balance at December 31, 2001	$	571,970
Net loss		(205,283)
Members' contributions		125,000
Balance at December 31, 2002	$	491,687

The accompanying notes are an integral part of these financial statements.

ROSENTHAL COLLINS SECURITIES, L.L.C.

STATEMENT OF CASH FLOWS

For the period ended December 31, 2002

Cash flows from operating activities:		
Net loss	$	(205,283)
Adjustments–to reconcile net income to net cash provided by operating activities:		
Depreciation		6,509
Changes in assets and liabilities:		
Decrease in receivables		3,068
Decrease in prepaid expenses and other		4,152
Increase in accounts payable		30,061
Increase in commissions payable		35,017
Net cash flows to operating activities		(126,476)
Cash flows from financing activities:		
Proceeds from member contributions		125,000
Net increase in cash		(1,476)
Cash at the beginning of the year		453,461
Cash at the end of the year	$	451,985

The accompanying notes are an integral part of these financial statements.

ROSENTHAL COLLINS SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31,2001

1. Organization and Business

Rosenthal Collins Securities, L.L.C. (the "Company") was organized as an Illinois Limited Liability Company on September 16, 1997. The Company is registered with the Securities and Exchange Commission (SEC) as a broker dealer. As of February 19, 1997 the Company became a member of the National Association of Security Dealers, Inc. (NASD). The Company is also registered with the National Futures Association (NFA) as an introducing broker.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements is set forth below:

Income Taxes

Federal income taxes have not been provided for as the Company is operating as an Illinois Limited Liability Company and each member is individually liable for the taxes, if any, on his share of the Company's income and expenses.

Depreciation

Equipment is depreciated using accelerated methods over the useful lives of the assets.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

The Company is affiliated with Rosenthal Collins Group through common ownership. The Company clears commodities futures transactions through Rosenthal Collins Group.

4. Minimum Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1).

At December 31, 2002, the Company had net capital and net capital requirements of $448,060 and $50,000, respectively.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ROSENTHAL COLLINS SECURITIES, L.L.C.	as of December 31, 2002

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 491,687	[3480]
2.	Deduct ownership equity not allowable for Net Capital				[3490]
3.	Total ownership equity qualified for Net Capital			$ 491,687	[3500]
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				[3520]
	B. Other (deductions) or allowable credits (List)				[3525]
5.	Total capital and allowable subordinated liabilities			$ 491,687	[3530]
6.	Deductions and/or/changes 17				
	A. Total nonallowable assets from Statement of Financial Condition	32,350	[3540]		
	B. Secured demand note deficiency		[3590]		
	C. Commodity futures contracts and spot commodities:				
	Proprietary capital charges		[3600]		
	D. Other deductions and/or charges	1,000	[3610]	(33,350)	[3620]
7.	Other additions and/or allowable credits (List)				[3630]
8.	Net capital before haircuts on securities positions 20			458,337	[3640]
9.	Haircuts on securities (computed, where applicable),				
	pursuant to 15c3-1 (f):				
	A. Contractual securities commitments		[3660]		
	B. Subordinated securities borrowings		[3670]		
	C. Trading and investment securities:				
	1. Exempted securities 18		[3735]		
	2. Debt securities		[3733]		
	3. Options		[3730]		
	4. Other securities	10,277	[3634]		
	D. Undue Concentration		[3650]		
	E. Other (list)		[3736]	(10,277)	[3740]
10.	Net Capital			$ 448,060	[3750]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   ROSENTHAL COLLINS SECURITIES, L.L.C.   as of <u>December 31, 2002</u>

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11.	Minimum net capital required (6-2/3% of line 19)..	$ 5,323	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A).......................	50,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)..	50,000	[3760]
14.	Excess net capital (line 10 less 13)..	398,060	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)..22	440,075	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition...		$ 79,850	[3790]
17.	Add:			
	A. Drafts for immediate credit..21	[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited..	[3810]		
	C. Other unrecorded amounts (List)..	[3820]		[3830]
19.	Total aggregate indebtedness..		$ 79,850	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10).....................................		18%	[3850]
21.	Percentage of debt to equity total computed in accordance with Rule 15c3-1(d).....................................			[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits...	$	[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)..23.	$	[3880]
24.	Net capital requirement (greater of line 22 or 23)...	$	[3760]
25.	Excess net capital (line 10 less 24)...	$	[3910]
26.	Net capital in excess of: 5% of combined aggregate debit items or 120,000...	$	[3920]

OMIT PENNIES

NOTES:

A.   The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

    A.   Minimum dollar net capital requirement, or
    A.   6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

A.   Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements   not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

A.   (C)For reports filed pursuant to paragraph (d) of Rule 17a5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   ROSENTHAL COLLINS SECURITIES, L.L.C.

For the period (MMDDYY) from **01/01/02** to **12/31/02**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance beginning of period	$ 571,970	[4240]
	A. Net income (loss)		[4250]
		(205,283)	
	B. Additions (includes non-conforming capital of .... 29$ _____ {4262})	125,000	[4260]
	C. Deductions (includes non-conforming capital of .... $ _____ {4272})		[4270]
2	Balance, end of period (From item 1800)	$ 421,687	[4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance beginning of period 30	N/A	[4300]
	A. Increases		[4310]
	B. Decreases		[4320]
4.	Balance, end of period (From item 3520)		[4330]

OMIT PENNIES

ROSENTHAL COLLINS SECURITIES, L.L.C.

ADDENDUM TO
FINANCIAL AND OPERATION COMBINED UNIFORM
SINGLE REPORT PART IIA
December 31, 2002

Reconciliation Pursuant to Paragraph (d)(4) of Rule 17a-5

Following is a reconciliation and explanations for differences between the unaudited and audited FOCUS Part IIA Report as of December 31, 2002:

Net capital per unaudited FOCUS report $ 448,060

Net capital per audited FOCUS report $ 448,060

ROSENTHAL COLLINS SECURITIES, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c 3-3

December 31, 2002

The Company did not handle any customer cash or securities during the year ended December 31, 2002 and does not have any customer accounts.

ROSENTHAL COLLINS SECURITIES, L.L.C.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c 3-3

December 31, 2002

The Company did not handle any customer cash or securities during the year ended December 31, 2002 and does not have any customer accounts.

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 3520
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL:(312) 922-0062
FAX:(312) 922-0672

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

To the Members of Rosenthal Collins Securities, L.L.C.

In planning and performing our audit of the financial statements of Rosenthal Collins Securities, L.L.C. (the "Company") for the period ended December 31, 2002, we considered its internal control structure, including procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17A-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

    (1)   Making quarterly securities examinations, counts, verifications, and comparisons

    (2)   Recordation of differences required by Rule 17a-13

            (3)   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chicago, Illinois
February 27, 2003